Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
GENERAL MANDATE TO ISSUE SHARES
GENERAL MANDATE TO ISSUE BONDS
AND
ELECTION AND APPOINTMENT OF
DIRECTORS AND SUPERVISORS
IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE GENERAL MANDATE TO ISSUE SHARES, THE GENERAL MANDATE TO ISSUE BONDS AND PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE ANNUAL GENERAL MEETING.
A notice convening the annual general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on 18 May 2011 is set out on pages 15 to 22 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.
1 April 2011

-i-

DEFINITIONS
     In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at 9 a.m. on 18 May 2011 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC

“AGM Notice”	the notice of the AGM as set out on pages 15 to 22 of this circular

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“Company”	(PetroChina Company Limited), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares are listed on the Shanghai Stock Exchange

“CNPC”	(China National Petroleum Corporation), the controlling shareholder of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Latest Practicable Date”	30 March 2011, being the latest practicable date for the inclusion of certain information in this circular prior to its publication

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Shareholder(s)”	holder(s) of Shares of the Company

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)

Board of Directors:	Legal Address:
Jiang Jiemin (Chairman)	World Tower
Zhou Jiping (Vice Chairman)	16 Andelu
Wang Yilin	Dongcheng District
Zeng Yukang	Beijing 100011
Wang Fucheng	PRC
Li Xinhua
Liao Yongyuan
Wang Guoliang
Jiang Fan
Chee-Chen Tung*
Liu Hongru*
Franco Bernabè*
Li Yongwu*
Cui Junhui*

*	Independent non-executive Directors
1 April 2011
To the Shareholders
Dear Sirs,
GENERAL MANDATE TO ISSUE SHARES
GENERAL MANDATE TO ISSUE BONDS
AND
ELECTION AND APPOINTMENT OF
DIRECTORS AND SUPERVISORS
INTRODUCTION
     The purpose of this circular is to provide you with information regarding the Share Issue Mandate (as defined below), the Bond Issue Mandate (as defined below) and the election and the appointment of Directors and Supervisors in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD
GENERAL MANDATE TO ISSUE SHARES
     At the annual general meeting of the Company held on 20 May 2010, a general mandate was given to the Directors to issue shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to renew the unconditional general mandate to the Directors that during the period as permitted under the general mandate, to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company of not more than 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM and to make any proposals, enter into any agreements or grant any share options with this regard (the “Share Issue Mandate”). The Directors have no present intention to issue any new Shares pursuant to the Share Issue Mandate and the Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the Share Issue Mandate.
     The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares under the Share Issue Mandate. However, notwithstanding the Directors have been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares if such approval is required pursuant to the relevant PRC laws and regulations.
GENERAL MANDATE TO ISSUE BONDS
     In order to satisfy operational and production needs, adjust debt structure, increase liquidity and reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional general mandate to the Directors that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument.
     The Board proposes to the Shareholders to generally and unconditionally authorise the Board at the AGM, to make specific arrangements with respect to the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to corporate bonds, short-term financing bonds, medium-term notes, asset securitisation products and asset-backed securities, with outstanding balance of not more than RMB100 billion (or if issued in foreign currency, equivalent to the exchange rate announced by the People’s Bank of China on the date of issue) and a maturity period of not more than 30 years (the “Bond Issue Mandate”). The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company and/or finance the capital expenditure on project investments.

LETTER FROM THE BOARD
     The outstanding balance after the issuance of the debt financing instruments under the Bond Issue Mandate shall not be more than RMB100 billion. The debt financing instruments can be issued to the Shareholders by placing and the specific arrangement (including whether or not to make placing, the proportion of the placing and etc.) shall be determined by the Board and/or its authorized representatives based on the market condition and issuance issues. The debt financing instruments may be issued under a single category with fixed term or a portfolio with different maturities. The Board and/or its authorized representatives is authorised to determine the specific terms and amount of the debt financing instruments with different maturities, depending on the regulatory requirements and market conditions. The period of the Bond Issue Mandate starts from the passing of this special resolution at the AGM until the conclusion of the 2012 annual general meeting. If the Board and/or its authorised representative has determined to issue debt financing instruments within the period of the Bond Issue Mandate and the Company obtained approvals, permission or registration from relevant regulatory authorities within the same period, the Company then is allowed to complete the issuance within the period confirmed by such approvals, permission or registration.
PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS
     The Board currently comprises fourteen Directors including the Chairman, two executive Directors (including one Vice Chairman of the Board), six non-executive Directors and five independent non-executive Directors, while the Supervisory Committee comprises nine Supervisors, including two independent Supervisors. In accordance with the Articles of Association, all Directors and Supervisors will hold office for a term of not more than three years and may offer themselves for re-election.
     In accordance with the Articles of Association, Directors shall be elected at a general meeting of the Company. The term of the Directors shall commence from the date of appointment until the expiry of the relevant session of the Board. The Company adopted 5 November 1999, being the date of establishment of the Company, as the date of the first session of the Board and each session shall be for a term of three years. Therefore, all incumbent Directors shall be subject to re-election at the forthcoming AGM.
     In accordance with the Articles of Association, the Board shall be composed of 11 to 15 members and this session of the Board will be composed of 14 members: Mr Jiang Jiemin, Mr Zhou Jiping, Mr Wang Yilin, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui have been nominated for the re-election as members of the Board, among whom Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui have been nominated for the re-election as independent non-executive Directors; Mr Wang Dongjin, Mr Yu Baocai, Mr Ran Xinquan, and Mr Chen Zhiwu have been nominated for the appointment and election as members of the Board, among whom Mr Chen Zhiwu has been nominated for the election as an independent non-executive Director.

LETTER FROM THE BOARD
     In accordance with the Articles of Association, the Supervisory Committee will be composed of 9 members: Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Li Yuan and Mr Wang Daocheng have been nominated for the re-election as members of the Supervisory Committee, among whom Mr Li Yuan and Mr Wang Daocheng has been nominated for the re-election as the independent Supervisors; Mr Guo Jinping has been nominated for the appointment and election as a member of the Supervisory Committee. In addition, in accordance with the Articles of Association, three Supervisors representing the employees of the Company shall be elected democratically by the employees representatives’ meeting of the Company. The results of the election of the Supervisors representing the employees of the Company will be announced separately.
     All the following candidates will be re-elected or elected at the forthcoming AGM by resolutions passed by the Shareholders attending the meeting and holding more than half of the voting rights (including their proxies). The new term of office of the elected Directors and the Supervisors will be for a period of three years, which is proposed to commence on 18 May 2011 and will expire on the date of the 2013 annual general meeting of the Company to be held in 2014.
     None of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Wang Yilin, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai, Mr Ran Xinquan, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui, Mr Chen Zhiwu, Mr Chen Ming, Mr Guo Jinping, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Li Yuan or Mr Wang Daocheng have any service contract with the Company. The Director’s emoluments and the Supervisor’s emoluments will be fixed by the Board pursuant to the authority granted by the Shareholders at the AGM by reference to the Director’s and Supervisor’s duty, responsibilities and performance and the results of the Group. The emoluments of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Wang Yilin, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui, Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Li Yuan and Mr Wang Daocheng, if any, for 2010 have been disclosed in the results announcement of the Company published on 17 March 2011 and can also be found in the annual report of the Company to be despatched to the Shareholders on or before 27 April 2011. The Company will make disclosure of the Directors’ and Supervisors’ emoluments for 2011 in its annual report for 2011 in accordance with the Listing Rules.
     The biographical details of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Wang Yilin, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai, Mr Ran Xinquan, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu who will stand for re-election or election as Directors and Mr Chen Ming, Mr Guo Jinping, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Li Yuan and Mr Wang Daocheng who will stand for re-election or election as Supervisors at the AGM as required under Rule 13.51(2) of the Listing Rules are set out below to enable the Shareholders to make an informed decision on their re-election or election.

LETTER FROM THE BOARD
     Jiang Jiemin, aged 55, is the Chairman of the Company and the General Manager of CNPC. Mr Jiang is a senior economist and has been awarded with post-graduate qualification. Mr Jiang has nearly 40 years of working experience in China’s oil and gas industry. He was made deputy director of the Shengli Petroleum Administration Bureau in March 1993, senior executive of the Qinghai Petroleum Administration Bureau in June 1994 and director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and team leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company in November 1999. Mr Jiang was appointed deputy provincial governor of Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and deputy provincial governor of Qinghai Province since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and deputy provincial governor of Qinghai Province since June 2003. Mr Jiang became the Deputy General Manager of CNPC since April 2004 and was appointed the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006. Mr Jiang became the Chairman of the Company since May 2007 and ceased to act concurrently as the President of the Company since May 2008.
     Zhou Jiping, aged 58, is the Vice Chairman and President of the Company and a Deputy General Manager of CNPC. Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s petrochemical industry. In November 1996, he was the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as the general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the Assistant to the General Manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008.
     Wang Yilin, aged 54, is a Director of the Company and a Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang had been the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the general manager of PetroChina Xinjiang Oilfield Company since September 1999. He had been the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company since June 2001. From July 2003 onwards, he was appointed as the Assistant to General Manager of CNPC in addition to his capacities as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. In December 2003, he was appointed as the Deputy General Manager of CNPC in addition to his capacities as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. In May 2004, he ceased to act concurrently as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July 2004 to July 2007, he also worked as the safety director of CNPC. He has been appointed as a Director of the Company since November 2005.

LETTER FROM THE BOARD
     Li Xinhua, aged 57, is a Director of the Company and a Deputy General Manager of CNPC. Mr Li is a senior engineer and holds a bachelor’s degree. Mr Li has over 35 years of working experience in China’s petrochemical industry. Mr Li was a deputy factory manager of Yunnan Natural Gas Chemical Factory since June 1985 and the factory manager since February 1992. Mr Li was the chairman and general manager of Yuntianhua Group Company Limited since March 1997. In March 2002, Mr Li was appointed as the assistant to the provincial governor of Yunnan Province and was appointed as the deputy provincial governor of Yunnan Province since January 2003. Mr Li has been appointed as a Deputy General Manager of CNPC since April 2007. Mr Li was appointed as a Director of the Company in May 2008.
     Liao Yongyuan, aged 48, is a Director and Vice President of the Company and a Deputy General Manager and safety director of CNPC. Mr Liao is a professor-level senior engineer and holder of a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. He was the deputy director of the New Zone Exploration and Development Department of China National Petroleum Company from June 1996, the standing deputy commander and then commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the general manager of PetroChina Tarim Oilfield Company from September 1999, and deputy director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has been concurrently the head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and director of the Sichuan Petroleum Administration Bureau since April 2004. He was appointed as a Vice President of the Company in November 2005. Mr Liao was appointed as a Deputy General Manager of CNPC since February 2007 and as the safety director of CNPC since July 2007. He was appointed as a Director of the Company in May 2008.
     Wang Guoliang, aged 58, is a Director of the Company and the Chief Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang worked as the vice president of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the deputy general manager and general accountant of China National Oil & Gas Exploration and Development Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company from November 1999. Mr Wang has been appointed as the Chief Accountant of CNPC since February 2007. He was appointed as a Director of the Company in May 2008.
     Wang Dongjin, aged 48, is a Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a master’s degree. Mr Wang has nearly 30 years of working experience in China’s oil and gas industry. From July 1995, Mr Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr Wang assumed the positions as the Assistant to the General Manager of CNPC and the vice chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr Wang was appointed as the Deputy General Manager of CNPC.

LETTER FROM THE BOARD
     Yu Baocai, aged 46, is a Deputy General Manager of CNPC. Mr Yu is a senior engineer and holds a master’s degree. He has nearly 25 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr Yu worked as the Deputy General Manager of CNPC. In February 2003, Mr Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr Yu was elected as a representative of the 11th National People’s Congress of PRC.
     Ran Xinquan, aged 45, is the general manager of PetroChina Changqing Oilfield Company. Mr Ran is a professor-level senior engineer and holds a doctorate degree. He has over 20 years of working experience in the China’s oil and gas industry. From April 2002, Mr Ran worked as the deputy general manager of CNPC Exploration and Production Company. From February 2005, he worked as the deputy general manager of PetroChina Changqing Oilfield Company. From October 2006, Mr Ran became the key executive of PetroChina Changqing Oilfield Company. From February 2008, he assumed the position as the general manager of PetroChina Changqing Oilfield Company.
     Liu Hongru, aged 80, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as vice-governor of the Agricultural Bank of China, vice-governor of the People’s Bank of China, deputy director of the State Economic Restructuring Committee, and the chairman of the China Securities Regulatory Commission. Mr Liu is also a professor at Peking University, Graduate School of the People’s Bank of China and City University of Hong Kong. Mr Liu serves as a non-executive director of OP Financial Investments Limited, and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, Mr Liu has been appointed as an independent non-executive Director of the Company since November 2002.
     Franco Bernabè, aged 62, is an independent non-executive Director of the Company. Mr Bernabè holds a doctorate degree in political economics and is the chief executive officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the managing partner and founder of the Franco Bernabè Group, the vice chairman of H3G, the vice chairman of Rothschild Europe, a non-executive director of Pininfarina SpA and an independent non-executive director of Areoportidi Bologna. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the chief executive officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the chief executive officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of Kosovo. He was the chairman of La Biennale di Venezia

LETTER FROM THE BOARD
from 2001 to 2003 and has been the chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an international governor of the Peres Center for Peace. Mr Bernabè has been appointed as an independent non-executive Director of the Company since June 2000.
     Li Yongwu, aged 66, is currently an independent non-executive Director of the Company. Mr Li is a senior engineer and holder of a bachelor’s degree. Since June 1991, Mr Li was appointed as the director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the director of Tianjin Economic Committee. He became the deputy minister of the Chemical Industry Ministry since April 1995. He became director of the State’s Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a deputy director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the vice president of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the president of China Petroleum and Petrochemical Industry Association. Mr Li has been an independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. Mr Li was appointed as an independent non-executive Director of the Company in May 2008.
     Cui Junhui, aged 64, is an independent non-executive Director of the Company. He is a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). Mr Cui was formerly the deputy director of Local Taxation Bureau of Shandong Province and the director of National Taxation Bureau of Shandong Province. Mr Cui was the deputy director of State Administration of Taxation from January 2000 to January 2007. Mr Cui was the vice president of Chinese Taxation Institute and the vice president of China Charity Federation since December 2006. He was elected as a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC in March 2008. In April 2008, Mr Cui was elected as the sixth president of Chinese Taxation Institute. He was appointed as an independent non-executive Director of the Company in May 2008.
     Chen Zhiwu, aged 48, is a tenured professor of finance at Yale University School of Management and a distinguished professor at Tsinghua University School of Economics and Management. Mr Chen received a bachelor of science degree from Central South University of Technology (now Central South University), a master’s degree in engineering from National University of Defense Technology of PRC and a doctorate degree of finance from Yale University of the United States. From June 1990, Mr Chen started his teaching career in University of Wisconsin — Madison of the United States. From July 1995, he worked at Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr Chen became a tenured professor of finance at Yale University School of Management.

LETTER FROM THE BOARD
     Chen Ming, aged 60, is the Chairman of the Supervisory Committee of the Company. Mr Chen is a professor-level senior economist and holder of a bachelor’s degree. Mr Chen has over 35 years of working experience in China’s oil and gas industry. Mr Chen was a deputy commissioner of the Supervisory Bureau of China National Petroleum Company since November 1996 and a deputy director of the Supervisory Department of CNPC since October 1998. Mr Chen was a deputy general manager of the Human Resources Department of the Company and the director-general of the Supervisory Office of the Company since September 1999. He became the general manager of the Supervisory Department of the Company since September 2001. In January 2007, Mr Chen was appointed as the Assistant to the General Manager of CNPC and was appointed as the head of Discipline Inspection Group of CNPC since September 2007. He was appointed as the Chairman of the Supervisory Committee of the Company in May 2008.
     Guo Jinping, aged 54, is the general manager of the Legal Department of the Company and the General Counsel and the director of the Legal Department of CNPC. Mr Guo is a professor-level senior economist and has been awarded with post-graduate qualification. Mr Guo has nearly 30 years of working experience in the China’s oil and gas industry. From November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr Guo worked as the deputy director of the Development and Research Department in China National Petroleum Company. From September 1999, he became the general manager of the Legal Department of the Company. From September 2005, Mr Guo worked as the director of the Legal Department of CNPC in addition to his existing duties. From November 2007, he became the general manager of the Legal Department of the Company and the General Counsel and the director of the Legal Department of CNPC.
     Wen Qingshan, aged 52, is a Supervisor of the Company, and concurrently the Deputy Chief Accountant of CNPC and the director of the Finance and Assets Department of CNPC. Mr Wen is a professor-level senior accountant and holder of a master’s degree in economics and has nearly 30 years of working experience in China’s oil and gas industry. He was the deputy director of the Finance and Assets Department of CNPC from May 1999 and director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002. Mr Wen has been appointed as the Deputy Chief Accountant and director of the Finance and Assets Department of CNPC since November 2007.
     Sun Xianfeng, aged 58, is a Supervisor and the general manager of the Audit Department of the Company. Mr Sun is a senior economist and holder of a master of business administration degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Sun worked as deputy director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the eighth office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the deputy director of the Audit Department of CNPC from October 2000, and concurrently the director of the Audit Institute since December 2000. He has been the director of the Audit Department of CNPC and the director of the Audit Services Centre since April 2004. He has been a

LETTER FROM THE BOARD
Supervisor of the Company since May 2004. In October 2005, Mr Sun was appointed as a concurrent state-owned enterprise supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr Sun has been the general manager of the Audit Department of the Company since July 2007.
     Li Yuan, aged 63, is an independent Supervisor of the Company. He graduated from Renmin University of China and is a holder of bachelor’s degree in economics. Mr Li has worked as the deputy director general of the Foreign Affairs Department of the Ministry of Petroleum Industry of the PRC, the head of the Economy Group of the General Office of Central Committee of the Communist Party of China, the director general of the Administration Reform Bureau of Political Policy Reform Research Office of Central Committee of the Communist Party of China, the director general of the Distribution Policy Department of the State Economic Restructuring Committee, the deputy director general of the State Administration of Land, and the deputy minister of the Ministry of Land and Resources and concurrently the vice supervisor general of State Land. Mr Li currently works as the vice chairman of the Committee of Population, Resources and Environment of the 11th Chinese People’s Political Consultative Conference. Mr Li was appointed as an independent Supervisor of the Company in May 2008.
     Wang Daocheng, aged 70, is an independent Supervisor of the Company and the president of the China Institute of Internal Audit. He is a senior auditor with university education and has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including deputy director of Xicheng District Audit Bureau of Beijing, deputy director of the Research Department of the National Audit Office, and successively, the deputy director of the General Affairs Bureau, deputy director of the Foreign Investment Bureau, director of the Foreign Investment Department, director of the Financial Audit Department and director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005, he became the president of the China Institute of Internal Audit. Mr Wang was appointed as an independent Supervisor of the Company in May 2009.
     Save as disclosed above, none of the proposed directors and supervisors of the Company set out above has held any directorship in any other listed companies in the past three years, and none of them has any relationship with any other Director, Supervisors, senior management, substantial shareholder or controlling shareholder of the Company. As at the Latest Practicable Date, none of them has any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

LETTER FROM THE BOARD
     Should Mr Liu Hongru and Mr Franco Bernabè be re-elected at the AGM as independent non-executive Directors, each of Mr Liu Hongru and Mr Franco Bernabè will have served as independent non-executive Directors of the Company for nine years and eleven years, respectively. In view of the fact that both Mr Liu Hongru and Mr Franco Bernabè will continue to be independent under the requirements including but not limited to those as set out in Rule 3.13 of the Listing Rules, in particular, Mr Liu Hongru and Mr Franco Bernabè do not hold any equity interests in the Company, nor have any interest in the business of the Company, nor hold any other positions in the Company, the Company considers that Mr Liu Hongru and Mr Franco Bernabè will continue to be independent and may be re-elected as independent non-executive Directors.
     There is no information on each of the proposed directors and supervisors of the Company to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.
ANNUAL GENERAL MEETING
     An AGM will be held at 9 a.m. on 18 May 2011 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to approve, among other things, the proposed Share Issue Mandate and the proposed Bond Issue Mandate by way of special resolutions, and the proposed election and appointment of Directors and Supervisors by ordinary resolutions. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.
     The AGM Notice is set out on pages 15 to 22 of this circular.
     Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.
     Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 9 May 2011 (Monday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 18 April 2011 to 18 May 2011 (both days inclusive), during which period no share transfer of H Shares will be registered.

LETTER FROM THE BOARD
     The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement. The AGM may be convened after the publication of such announcement.
     You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.
RECOMMENDATIONS
     The Directors believe the Share Issue Mandate, the Bond Issue Mandate and the election and appointment of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Wang Yilin, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai, Mr Ran Xinquan, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as Directors and the election and appointment of Mr Chen Ming, Mr Guo Jinping, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Li Yuan and Mr Wang Daocheng as Supervisors are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.
VOTES TO BE TAKEN BY POLL
     In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Jiang Jiemin
Chairman

NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2010
     NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the “Company”) for the year 2010 will be held at 9 a.m. on 18 May 2011 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:
ORDINARY RESOLUTIONS
     To consider and, if thought fit, to pass the following as ordinary resolutions:
1.	To consider and approve the Report of the Board of the Company for the year 2010;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2010;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2010;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2010 in the amount and in the manner recommended by the Board;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2011;

6.	To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2011 and to authorise the Board of Directors to fix their remuneration;
7.	(a) To consider and approve the election of Mr Jiang Jiemin as Director of the Company;
(b)	To consider and approve the election of Mr Zhou Jiping as Director of the Company;

NOTICE OF ANNUAL GENERAL MEETING
(c)	To consider and approve the election of Mr Wang Yilin as Director of the Company;

(d)	To consider and approve the election of Mr Li Xinhua as Director of the Company;

(e)	To consider and approve the election of Mr Liao Yongyuan as Director of the Company;

(f)	To consider and approve the election of Mr Wang Guoliang as Director of the Company;

(g)	To consider and approve the election of Mr Wang Dongjin as Director of the Company;

(h)	To consider and approve the election of Mr Yu Baocai as Director of the Company;

(i)	To consider and approve the election of Mr Ran Xinquan as Director of the Company;

(j)	To consider and approve the election of Mr Liu Hongru as independent Director of the Company;

(k)	To consider and approve the election of Mr Franco Bernabè as independent Director of the Company;

(l)	To consider and approve the election of Mr Li Yongwu as independent Director of the Company;

(m)	To consider and approve the election of Mr Cui Junhui as independent Director of the Company; and

(n)	To consider and approve the election of Chen Zhiwu as independent Director of the Company;
8.	(a) To consider and approve the election of Mr Chen Ming as Supervisor of the Company;
(b)	To consider and approve the election of Mr Guo Jinping as Supervisor of the Company;

(c)	To consider and approve the election of Mr Wen Qingshan as Supervisor of the Company;

(d)	To consider and approve the election of Mr Sun Xianfeng as Supervisor of the Company;

NOTICE OF ANNUAL GENERAL MEETING
(e)	To consider and approve the election of Mr Li Yuan as independent Supervisor of the Company; and

(f)	To consider and approve the election of Mr Wang Daocheng as independent Supervisor of the Company;
SPECIAL RESOLUTIONS
9.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:
(a)	The Board of Directors be and is hereby granted an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company in accordance with the status quo of the market, including to decide on the class and number of shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of shares to be issued and allotted to current shareholders of the Company; and/or to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares and overseas listed foreign shares issued and allotted or agree conditionally or unconditionally to be issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with (a) above shall not exceed 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution.

(c)	The Board of Directors may make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise, after the expiry of the relevant period of this mandate, of the power mentioned above.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the Annual General Meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; (ii) the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; or (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

NOTICE OF ANNUAL GENERAL MEETING
(e)	The Board of Directors be and is hereby authorised to increase the registered share capital and make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increased registered share capital and the new capital structure of the Company by reference to the manner of the allotment and issuance, class and number of shares of the Company allotted and issued, as well as the capital structure of the Company after such allotment and issuance.

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, rules, regulations or listing rules of the stock exchanges on which the shares of the Company are listed, and the Articles of Association of the Company.

(g)	In order to facilitate the issuance of shares in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to establish a special committee of the Board of Directors comprising Jiang Jiemin, Zhou Jiping and Wang Guoliang and to authorise such committee to exercise all such power granted to the Board of Directors to execute and do or procure to be executed and done all such documents, deeds and things as it may consider necessary in connection with the issue of such shares contingent on the passing of sub-paragraphs (a) to (f) of this resolution and within the relevant period of this mandate. Such power shall include but not limited to the following:
(i)	depending on the actual market conditions, such special committee of the Board of Directors is authorised to determine the method of issuance, the target for issuance as well as the amount and proportion of issuance, pricing method and/or price of issuance (including price range), the start and end time, the listing time, use of proceeds and other information;

(ii)	engaging professional agencies and signing relevant engagement agreements;

(iii)	signing the underwriting agreement, sponsors agreement, listing agreement and all other documents as considered necessary for executing the share issue mandate on behalf of the Company;

(iv)	handling the issues on registration of change in registered share capital and share capital on a timely basis according to the method, type and amount of the shares issued and the actual situation of the capital structure of the Company;

NOTICE OF ANNUAL GENERAL MEETING
(v)	applying for approval, registration, filing and other procedures in connection with the issuance and listing of such shares from the relevant authorities on behalf of the Company;

(vi)	determining and paying up the listing fee and application fee;

(vii)	amending the Articles of Association of the Company from time to time and arranging necessary registration and filing procedures according to the method, type and number of the shares issued and the actual situation of the capital structure of the Company; and

(viii)	all other procedures and issues as the special committee of the Board of Directors may consider necessary in connection with the issuance.
The resolution of such special committee of the Board of Directors shall be approved by at least 2 members of the committee.

(h)	The Board of Directors and the special committee of the Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, regulations or the listing rules of the stock exchange on which the Shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained and the special committee of the Board of Directors will only exercise its power under such mandate in accordance with the power granted by the shareholders to the Board of Directors at the Annual General Meeting.”
10.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:
(a)	The Board of Directors be and is hereby granted an unconditional general mandate to determine and handle the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board of Directors.

NOTICE OF ANNUAL GENERAL MEETING
(b)	The Board of Directors be and is hereby authorised to: (i) determine and approve the category, specific varieties, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue prices, coupon rates or method of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ meeting, specific placing arrangements and underwriting arrangements; and (ii) to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ meeting as required by the relevant laws, regulations and Articles of Association.

(c)	The Board of Directors be and is hereby authorised to do all such things as it may consider necessary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bonds holders and handling relevant issues on issue and trading activities).

(d)	The Board of Directors be and is hereby authorised: (i) to determine whether such debt financing instruments shall be listed, and (ii) where the Board of Directors determines so, to do all such things as it may consider necessary in connection with the listing of such debt financing instruments.

(e)	Where the Board of Directors has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(f)	In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorised to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

NOTICE OF ANNUAL GENERAL MEETING
(g)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the Annual General Meeting until the conclusion of the annual general meeting of the Company for the year 2012. If the Board/or its authorised representative determined the issue within the period of this mandate and the Company obtained approval, permission or registration from relevant authorities, the Company is allowed to complete the issue as far as such approval, permission or registration maintain valid.

(h)	In order to facilitate the issuance of debt financing instruments in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to further authorise the Chief Financial Officer of the Company to exercise all such power granted to the Board of Directors by reference to the specific needs of the Company and other market conditions, contingent on the passing of sub-paragraphs (a) to (g) of this resolution.

(i)	For the purpose of information disclosure, the Secretary to the Board of the Company is authorised to approve, sign and distribute relevant announcements, notice of shareholders’ meeting, circulars and other documents based on the applicable listing rules of the stock exchanges on which the shares of the Company are listed.”

By Order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
1 April 2011
Notes:
1.	Important: You should first review the annual report of the Company for the year 2010 before appointing a proxy. The annual report for the year 2010 is expected to be despatched to Shareholders on or before 27 April 2011 to the addresses as shown in the register of members of the Company. The annual report for the year 2010 will include the Report of the Directors for the year 2010, the Report of the Supervisory Committee for the year 2010 and the Audited Financial Statements for the year 2010 for review by the shareholders of the Company (the “Shareholders”).

2.	The register of members of H Shares of the Company will be closed from Monday, 18 April 2011 to Wednesday, 18 May 2011 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 9 May 2011 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited Rooms 1712-1716, 17/F Hopewell Centre, 183 Queen’s Road East, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING
3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2010, which is expected to be despatched to the Shareholders on or before 27 April 2011.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

6.	Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Thursday, 28 April 2011 by hand, by post or by fax.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC Postal code: 100007 Contact person: Li Hualin Tel: (8610) 5998 6223 Fax: (8610) 6209 9557

9.	As at the date of this notice, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON WEDNESDAY, 18 MAY 20111

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]
I/We3 ______________________________________________________________________________________________________ of _________________________________________________ (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or4 _____________________________ of _________________________________________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on Wednesday, 18 May 2011 and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS			FOR[5]	AGAINST[5]	ABSTAIN[5]
1	To consider and approve the Report of the Board of Directors of the Company for the year 2010.
2	To consider and approve the Report of the Supervisory Committee of the Company for the year 2010.
3	To consider and approve the Audited Financial Statements of the Company for the year 2010.
4	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2010 in the amount and in the manner recommended by the Board of Directors.
5	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2011.
6	To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2011 and to authorise the Board of Directors to fix their remuneration.
7	A	To consider and approve the election of Mr Jiang Jiemin as Director of the Company;
	B	To consider and approve the election of Mr Zhou Jiping as Director of the Company;
	C	To consider and approve the election of Mr Wang Yilin as Director of the Company;
	D	To consider and approve the election of Mr Li Xinhua as Director of the Company.
	E	To consider and approve the election of Mr Liao Yongyuan as Director of the Company.
	F	To consider and approve the election of Mr Wang Guoliang as Director of the Company.
	G	To consider and approve the election of Mr Wang Dongjin as Director of the Company.
	H	To consider and approve the election of Mr Yu Baocai as Director of the Company.
	I	To consider and approve the election of Mr Ran Xinquan as Director of the Company.
	J	To consider and approve the election of Mr Liu Hongru as independent Director of the Company.
	K	To consider and approve the election of Mr Franco Bernabè as independent Director of the Company.
	L	To consider and approve the election of Mr Li Yongwu as independent Director of the Company.
	M	To consider and approve the election of Mr Cui Junhui as independent Director of the Company.
	N	To consider and approve the election of Mr Chen Zhiwu as independent Director of the Company.
8	A	To consider and approve the election of Mr Chen Ming as Supervisor of the Company.
	B	To consider and approve the election of Mr Guo Jinping as Supervisor of the Company.
	C	To consider and approve the election of Mr Wen Qingshan as Supervisor of the Company.
	D	To consider and approve the election of Mr Sun Xianfeng as Supervisor of the Company.
	E	To consider and approve the election of Mr Li Yuan as independent Supervisor of the Company.
	F	To consider and approve the election of Mr Wang Daocheng as independent Supervisor of the Company.
9	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.
10	To consider and approve, by way of special resolution, to unconditionally grant a general mandate to determine and handle the issue of debt of financing instruments of the Company in the outstanding balance amount of up to RMB100 billion, upon such terms and conditions to be determined by the Board of Directors.

Date 2011	Signature(s)[6]

Notes:

1.	Important: You should first review the annual report of the Company for the year 2010, which is expected to be despatched to shareholders on or before 27 April 2011, before appointing the proxy. The annual report for the year 2010 will include the Report of the Directors for the year 2010, the Report of the Supervisory Committee for the year 2010 and the Audited Financial Statements of the Company for the year 2010 for review by the shareholders.

2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

4.	If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked: “ABSTAIN”. Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8.	To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
REPLY SLIP
To: PetroChina Company Limited (the “Company”)
I/We1 ____________________________________ (English name): __________________________________________________ of ________________________________________________________________________________________________________ (address as shown in the register of members) (telephone number(s)2: ___________________________________) being the registered holder(s) of3 ___________________________________ A Shares/H4 share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 18 May 2011 at 9 a.m.

Date: 2011

Signature(s):

Notes:

(1)	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

(2)	Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3)	Please insert the number of shares registered under your name(s).

(4)	Please delete as appropriate.

(5)	The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) on or before Thursday, 28 April 2011 by hand, by mail or by fax (fax number: (8610) 5998 6223).